BRAZIL MINERALS, INC.

324 South Beverly Drive, Suite 118

Beverly Hills, California 90212

March 7, 2013

BY EDGAR

Mark P. Shuman, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brazil Minerals, Inc., formerly Flux Technologies, Corp. (the “Company”)
Current Report on Form 8-K Filed: December 26, 2012 (the “8-K”)
File No. 333-1780624

Dear Mr. Shuman:

Reference is made to your comment letter, dated February 13, 2013, to the Company, relating to the subject filing (the “Comment Letter”). Set forth below is the comment contained in the Comment Letter, followed by the Company’s response thereto:

Comment: We note your response to prior comment 1 and are unable to concur with your conclusion that you were not a shell company before the transaction. In addition, you claim to have acquired more than nominal assets in the transaction. As such, it appears that you ceased being a shell company after the transaction, and within four business days after completion of the transaction, you should have filed a current report on Form 8-K containing the information, including financial information, that would be required in a registration statement on Form 10 to register a class of securities under Section 12 of the Exchange Act. Please promptly file an amended Form 8-K that includes all of the required disclosure and exhibits, including, without limitation, pro forma financial information. For guidance, refer to Section II.D.3 of SEC Release No. 34-52038. Please note that under certain conditions the acquisition of assets may be considered the acquisition of a business that requires financial statements for the acquired business.

Response: In accordance with a telephone conversation between our counsel and Kathleen Collins of your staff, we are at this time responding only to the last sentence of the comment.

The Company does not believe that the assets acquired by the Company on December 19, 2012, which triggered the Company’s obligation to file a Current Report on Form 8-K to report the acquisition, constitute individually or collectively a business for which the filing of financial statements would be required.

As stated in the 8-K, on December 19, 2012 the Company and Brazil Mining, Inc. (“Brazil Mining”) entered into and consummated a Contribution Agreement (filed as Exhibit 10.4 to the 8-K) pursuant to which, in exchange for 51% of the outstanding shares of common stock of the Company, Brazil Mining (a) contributed to the Company by way of an Assignment of Mineral Rights, certain mineral exploration rights (the “Borba Rights”) and (b) entered into an Option Agreement with the Company pursuant to which Brazil Mining granted to the Company an option (the “Duas Barras Option”) to purchase for $800,000 a 20% share of the monthly diamond production that Brazil Mining would actually receive in respect of Brazil Mining’s contemplated acquisition of a 55% equity interest in Duas Barras Mineração Ltda.., a Brazilian company (“Duas Barras”). An analysis of these two assets is set forth below:

Borba Rights

This asset consists merely of an exploration permit, referred to as DNPM (“Departamento Nacional de Produção Mineral”, or Brazilian National Department of Mining Production) Process number 880.239/2009. The mineral rights covered by DNPM 880.239/2009 cover an area of 9,999.11 hectares (approximately 24,708 acres) in the municipality of Borba, State of Amazonas, Brazil. This exploration permit allows the Company to proceed with geological studies of the Borba Rights area.. The results of these studies, if positive, may lead the Company to decide to proceed to a longer drilling season to obtain more extensive data on a potential mineral deposit; or, if negative, may lead the Company to abandon or sell the asset. Assuming the longer drilling season yields favorable results, the Company most likely would file an application for a mining permit with DNPM. With a mining permit being granted, the Company could mine for gold (and possibly other minerals as well) in perpetuity as long as it showed reasonable continuity of its operations.

Duas Barras

As reported in the Company’s Current Report on Form 8-K filed on January 4, 2013, on January 2, 2013 the Company exercised the Duas Barras Option to purchase for $800,000 a 20% share of the monthly diamond production that Brazil Mining actually receives in respect of Brazil Mining’s 55% equity interest in Duas Barras.

Duas Barras owns the mining right called “Portaria de Lavra” (mining concession) number 265, published in Brazil’s Official Federal Gazette on August 25th, 2006, and awarded by DNPM with respect to DNPM Process number 806.569/1977. The mining concession area is 170.89 hectares or approximately 422 acres. “Portaria de Lavra” is the highest level of mining right achievable; this mining concession permits mining of diamond and gold in the property. In addition to the “Portaria de Lavra”, Duas Barras has current operating and environmental licenses issued by state authorities to operate its plant. The main office of Duas Barras is located at Fazenda Duas Barras, in the municipality of Olhos D’Agua, State of Minas Gerais, CEP 39398-000, Brazil.

The Duas Barras diamond and gold processing plant was built by a previous owner of this mining concession, a Canadian listed company called Vaaldiam Resources Ltd. At the time Brazil Mining acquired its 55% interest in Duas Barras and since such time the plant functioned well below capacity producing some diamonds and gold but has since stopped to have its power generators repaired and serviced. Duas Barras has nine employees.

The Company has no agreement with Brazil Mining concerning the voting of Brazil Mining’s interest in Duas Barras on any matter including the operations of Duas Barras. Marc Fogassa, the Chief Executive Officer of the Company, is the Chief Executive Officer and a director of Brazil Mining.

Analysis

Under the guidance provided in FAS 141R a business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. Neither the Borba Rights, which constitute merely a permit to explore for minerals in a defined area in Brazil, nor the Company’s contract right to a 20% share of the monthly diamond production that Brazil Mining actually receives in respect of Brazil Mining’s 55% equity interest in Duas Barras, and which provides the Company no right to direct the operations of Duas Barras or the Company’s affiliate which is the equity owner in Duas Barras, individually or collectively constitutes a business under such framework.

Article 11.01(d) of Regulation S-X provides that among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity (an asset or collection of assets) constitutes a business are the following:

(1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

(2) Whether any of the following attributes remain with the component after the transaction:

(i) Physical facilities,

(ii) Employee base,

(iii) Market distribution system,

(iv) Sales force,

(v) Customer base,

(vi) Operating rights,

(vii) Production techniques, or

(viii) Trade names.

In the instant case, the “components” are the Borba Rights and the Duas Barras Option (or, since it was likely at the time that the Company obtained the Duas Barras Option that the Duas Barras Option would be exercised, the underlying contract right to a 20% share of the monthly diamond production that Brazil Mining would actually receive in respect of Brazil Mining’s 55% equity interest in Duas Barras, if and when such interest was acquired by Brazil Mining).

Neither the Borba Rights nor the contract rights the Company later acquired upon exercise of the Duas Barras Option contain any physical facilities, employees, a sales force, a customer base, operating rights, production techniques or trade names. While it is true that the operations of Duas Barras have remained the same after the December 19, 2012 transaction, the Company did not acquire a direct interest in Duas Barras, but merely a passive right to future revenue from activities of an entity over which the Company has no control.

For the reasons set forth above, we do not believe that the assets acquired by the Company on December 19, 2012 constitute a business and therefore we believe that historical financial statements are not required to be filed by the Company. Further, in light of the fact that operations of Duas Barras have been curtailed due to the need to repair and service its power generators, we do not believe that financial statements of Duas Barras would be indicative of the capacity or potential of the asset and would not be relevant to current or future investors.

We hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Marc Fogassa

    Marc Fogassa

    Chief Executive Officer